UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on January 23, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 24, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

For Immediate Release

Komatsu Ltd.

2-3-6 Akasaka, Minato-ku,

Tokyo 107-8414, Japan

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Date: January 23, 2012

URL: http://www.komatsu.com/

Notice of Retirement (Cancellation) of Repurchased Shares

(According to Article 178 of the Companies Act of Japan)

Komatsu Ltd. (hereinafter “Company”) repurchased its own shares based on the resolutions made by the Board of Directors in its meeting held on October 27, 2011 and in accordance with Article 156 of the Companies Act of Japan as modified by Article 165, Paragraph 3 of the Act. Having completed repurchasing, the Company is going to retire repurchased shares pursuant to Article 178 of the Companies Act of Japan as listed below.

Notes

1.	Type of shares to retire: Outstanding common stock of Komatsu Ltd.

2.	Number of shares to retire: 15,613,800 shares

(1.61% of total outstanding shares prior to retirement excluding treasury stock)

3.	Date of retirement: January 20, 2012

[Reference]

Release dated on October 27, 2011 (Notice of Acquisition and Cancellation of Treasury Stock)

http://www.komatsu.com/CompanyInfo/press/2011102716404314415.html

(end)